Exhibit 99.1

TD Bank Financial Group to Strengthen Capital Position

Issue of Common Shares Increases Tier 1 Capital

TORONTO, Nov. 24, 2008 - The Toronto-Dominion Bank (TD Bank Financial Group or TDBFG) today announced it expects to further enhance its capital position by issuing common equity. TDBFG has entered into an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of 30.4 million common shares, at a price of $39.50 per common share, to raise gross proceeds of $1.2 billion.

The issue will qualify as Tier 1 capital for TDBFG and the expected closing date is December 5, 2008.

As announced last week, TDBFG's Tier 1 capital ratio was 8.3% as of November 1, 2008. On a pro forma basis, adjusting for this $1.2 billion of common equity and the $220 million of Series AC preferred shares issued on November 5, 2008, TDBFG's November 1st Tier 1 capital ratio would be approximately 9%.

"With over 90% of our earnings coming from high-quality retail operations, we've been very comfortable with the stability and safety of our strong capital base," said Ed Clark, President and CEO of TD Bank Financial Group. "On the other hand, we recognize investor concern about the capital positions of financial institutions given today's uncertain markets. We have therefore decided to build another layer of assurance. The extra common equity plus our significant preferred share issuing capacity and the other capital measures available to us puts TD in an exceptionally strong capital position."

TDBFG has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 4.56 million common shares. This option is exercisable, in whole or in part, by the underwriters at any time up to 30 days after closing. The maximum gross proceeds raised under the offering will be $1.38 billion should this option be exercised in full.

The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under TDBFG's September 29, 2008 base shelf prospectus.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

Caution Regarding Forward Looking Statements and Additional Information

This release contains forward-looking statements made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the outlook for the Bank's businesses and the Bank's anticipated financial results and capital position and are identified by words such as "will" and "expect". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank's 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank's ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank's risk management framework, including the risk that the Bank's risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, see the discussion starting on page 59 of the Bank's 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information: John van Boxmeer, Treasury and Balance Sheet Management, (416) 308-7309; Tim Thompson, Investor Relations, TD Bank Financial Group, (416) 308-9030; Simon Townsend, Corporate Communications, TD Bank Financial Group, (416) 944-7161.